

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2022

Howard Lee
Chief Executive Officer
Lucas GC Ltd
Room 5A01, 4th Floor
Air China Building, Xiaoyun Road
Sanyuanqiao, Chaoyang District
Beijing 100027, China

      Re: Lucas GC Ltd
            Draft Registration Statement on Form F-1
            Submitted November 21, 2022
            CIK No. 0001954694

Dear Howard Lee:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted on November 21, 2022

Cover Page

1. Please disclose clearly the entity, including the domicile, in which investors are purchasing an interest. Disclose that investors may never hold equity interests in the Chinese operating entities. Additionally, please provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries or to investors, and quantify the amounts where applicable. Provide cross-references to the financial statements.

2.   We note your statement here and on page 11 that you do not believe there will be material effects on your Hong Kong subsidiaries' operations and financial results resulting from the legal and operational risks relating to the PRC regulations. Please remove this language as it appears to contradict your other disclosure that you are "subject to the risks of uncertainty about any future actions the Chinese government or authorities in Hong Kong may take...which could result in a material adverse change to our business, prospects, financial condition, and results of operations, and the value of our securities." Also, disclose that the PRC government has significant authority to intervene or influence your Hong Kong operations at any time.

Prospectus Summary, page 1

3.   Please describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain permissions or approvals from the CSRC, CAC, or any other governmental agency that is required to approve the your subsidiaries' operations, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Additionally, provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and your subsidiaries, and direction of transfer. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date.

Corporate History and Structure
Our Corporate History and Structure, page 5

4.   Please revise to disclose, as a footnote to the diagram, the founders' and any other significant investors' ownership percentages.

Corporate History and Structure, page 6

5.   We note that the dashed line indicating which entities are "offshore" versus "onshore" is positioned so that entities organized in Hong Kong are deemed "offshore." Please move the line so that "onshore" includes Hong Kong-based entities. Revise the graphic on page 68 accordingly.

Implications of Being an Emerging Growth Company, page 7

6.   You disclose that you have elected to take advantage of the extended transition period for complying with new or revised accounting standards. Please revise here and on page F-16 to state that as a result of your election, your financial statements may not be comparable to companies that comply with public company effective dates.

<u>Conventions That Apply to This Prospectus, page 9</u>

7. We note that your definition of "China" or the "PRC" excludes Hong Kong and Macau. Please revise your disclosure to remove the exclusion of Hong Kong and Macau from your definition of "China" or the "PRC."

<u>The Offering, page 15</u>

8. Your statements that you have applied for your ordinary shares to be listed on the Nasdaq and that your ordinary shares "will not be listed on any exchange" appear to contradict each other. Please revise.

9. You indicate that the offering price per ordinary share will be "US0.00001" per ordinary share. Please revise or advise.

<u>Risk Factors, page 17</u>

10. We note your disclosure that you will be a controlled company following the business combination. Please add a risk factor that discusses the effect, risks, and uncertainties of being designated a controlled company.

<u>We are subject to risks relating to our leased properties., page 28</u>

11. Please disclose what actions you are taking to register your leased properties with the PRC governmental authorities or find alternative locations for your operations. If material, disclose the approximate amount you anticipate paying if PRC authorities fine you for your noncompliance. Please disclose the likelihood that you will need to pay such fines and describe any other consequences that may result from your noncompliance.

<u>Capitalization, page 63</u>

12. Please revise to present, in a separate column before the offering, the pro forma effect of the October 2022 agreements which resulted in the reclassification of the redeemable preferred shares from mezzanine to permanent equity.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Key Factors that Affect Operating Results, page 69</u>

13. You disclose that as of June 30, 2022, you had approximately 380,000 active registered users on your proprietary platforms. We further note your disclosure on page 106 indicating that as of June 30, 2020, you had approximately 100,000 such users. Please revise your disclosures in this section to define an active registered user and to disclose the precise number of active registered users as of each period end date presented in the filing. Refer to SEC Release No. 33-10751.

14.   Please tell us tell us whether you monitor the number of clients and/or successful job placements and if so what consideration was given to disclosing these metrics. Refer to SEC Release No. 33-10751.

Impact of COVID-19 on Our Operations and Financial Performance, page 71

15.   Please disclose whether, and if applicable, how, you have been materially affected by the COVID-19 pandemic.

Liquidity and Capital Resources, page 82

16.   Revise to disclose cash and cash equivalents disaggregated by currency denomination.

Contractual Obligations, page 86

17.   Please provide a conversion of your operating lease payment obligations from RMB to USD.

Industry Overview
Competitive Landscape, page 102

18.   Please identify the companies against which you compare yourself in the table on this page.

Business
Our Strengths, page 106

19.   Please describe trends in your active registered users' usage of your platform. For example, disclose what percentage of your users are individuals seeking jobs, corporations posting jobs, or talent scouts seeking to match candidates with positions. Disclose the average or median amount of time your users spend seeking either a position or a candidate. To the extent possible, compare the success and speed of your corporate and individual users to that of your competitors. Disclose your user turnover or how long your users maintain their accounts.

Our Strategies
Expand geographical footprint, page 109

20.   We note that publicity materials that you have provided online list your locations as being Los Angeles, Beijing, Shanghai, Hong Kong, Taipei, Seoul, Madrid, and Chicago. Please clearly disclose in which countries you currently operate and have offices. If you derive revenue from multiple countries or global regions, please disclose the percentage of revenue from each.

Our Customers, page 121

21.   Please disclose your number of corporate customers for the six months ended June 30, 2022. Also, we note reference in this section to a risk factor titled "We depend on a limited number of clients for a significant portion of our revenues and the loss of one or more of these clients could adversely affect our business, financial condition, and results of operations." We are unable to locate this risk factor. Please advise.

Management
Directors and Executive Officers, page 137

22.   Please describe Howard Lee's activities between 2016 and 2022.

Principal Shareholders, page 143

23.   Please disclose the natural persons who have voting or dispositive power with respect to the shares held by 51job, Inc. and MLT Holding Limited.

Related Party Transactions, page 145

24.   Please disclose the nature of your relationship with Beagledata.

Consolidated Financial Statements
Consolidated Balance Sheets, page F-3

25.   We note that "advance to suppliers" represented approximately 27% of your total assets as of December 31, 2021. Please tell us, and revise to disclose, the nature of this asset as well as your accounting policy. As part of your response, explain why there has been such a significant increase in the balance.

Consolidated Statements of Cash Flows, page F-6

26.   We note that you have presented cash outflows for the purchase of short-terms investments net of maturities and/or sales. Please revise to separately classify cash inflows from sales and/or maturities of short-term investments. Refer to ASC 230-10-45-11.

Notes to Consolidated Financial Statements
Note 1. Principal activities and organization, page F-7

27.   We note your reference to "indirectly owned" subsidies as well as your disclosure in the table on page F-8 that refers to "Percentage of Effective Ownership." However, your disclosure on the cover page indicates that you have a direct equity ownership structure. Please advise or revise.

(f) Short-term investments, page F-9

28.   You disclose that you consider your short-term investments to be available for sale investments or held to maturity investments. Please revise to provide the disclosures required by ASC 320-10-50.

Note 2. Summary of Significant Accounting Policies
(d) Convenience translation, page F-9

29.   We note that your convenience translation is based on the rate as of December 31, 2021. Please revise to apply the exchange rate as of the most recent balance sheet date included in the filing, June 30, 2022, or as of the most recent date practicable, if materially different. Refer to Rule 3-20 (b)(1) of Regulation S-X.

(j) Revenue recognition, page F-11

30.   You describe your revenues as "net revenues" throughout MD&A. Please revise to disclose what your revenues are net of.

31.   Please revise to expand your disclosures regarding the typical terms of your arrangements, including but not limited to, payment terms as well as cancellation or refund provisions, if any. Refer to ASC 606-10-50-12.

Permanent employment services, page F-11

32.   We note that revenue from permanent employment services is recognized when the candidate passes the probation period. Please tell us the following:
   • Explain how you concluded that the transfer of control occurs at the completion of the probation period and not once the candidate is placed. In this regard, tell us who is able to direct the use of, and obtain substantially all of the benefits from the asset (i.e. the candidate) during the probation period. Refer to ASC 606-10-25-23 and 25;
   • Tell us whether there are any services provided by you to the customer during the probation period; and
   • Tell us how long the typical probation period is and explain what consideration was given to whether the probation period is variable consideration (i.e. a refund provision) that should be estimated.

Recruitment Services
Flexible employment services, page F-11

33.   Please address the following for flexible employment services:
   • You disclose that contract consideration is determined by the quantity of the services delivered times price per unit. Revise to clarify, if true, that the quantity of services delivered is hours worked, and the price per unit is an hourly pay rate. Alternatively, revise to further explain what the quantity of services and price per unit represents; and

- You disclose that revenue is recognized either at a point-in-time or over time "in accordance with the specified services content provided." Revise to disclose the circumstances that give rise to point-in-time recognition and those where revenue is recognized over time. Refer to ASC 606-10-50-12(a). As part of your response, explain to us how you determined the pattern of recognition for these services and refer to ASC 606-10-25-27 and ASC 606-10-25-30.

Outsourcing Services, page F-12

34.   We note that outsourcing service revenues are recognized at a point in time when the service is delivered. Please explain your basis for recognizing outsourcing revenue at a point in time rather than over time and tell us how you considered the guidance in ASC 606-10-25-27 and ASC 606-10-25-30.

Note 3. Fair value measurements, page F-17

35.   We note that your investments in wealth management products issued by commercial banks are classified within level 1 of the fair value hierarchy and that the fair value is "provided by banks" at the end of each period. Please tell us how you concluded that classification within level 1 is appropriate and explain how the values provided by commercial banks represent quoted prices in active markets for identical assets that you can access at the measurement date. Refer to ASC 820-10-35-40 through 46.

Note 5. Software and equipment, net, page F-18

36.   Please describe the nature of the software, tell us whether the software is internally developed software or capitalized software, and revise to disclose your accounting policy for these assets. As part of your response, tell us how you determined that an estimated useful life of ten years is appropriate for software, including how you considered obsolescence, competition and other factors in your determination.

Note 16. Subsequent events, page F-30

37.   Please revise to disclose the specific date through which you evaluated subsequent events, as required by ASC 855-10-50-1(a). Similar concerns apply to your discourse on page F-44.

Unaudited Consolidated Financial Statements, page F-31

38.   We note you refer to the "accompanying unaudited condensed financial statements" on page F-35. Please revise to label the June 30, 2022 financial statements as "Condensed."

Part II Information Note Required in Prospectus
Item 7. Recent Sales of Unregistered Securities, page II-1

39.   Please revise to disclose the title of the securities sold and ensure that all securities, including ordinary and preferred shares, are included in the table. Refer to Item 701(a) of Regulation S-K.

General

40.   You disclose variously that you will apply for listing on the Nasdaq, you have applied for listing, and your ordinary shares have been approved for listing. Please ensure that your disclosure is consistent throughout regarding whether you have applied for listing.

41.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

        You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Yang Ge